UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

(Amendment No. 1)

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☑ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
YouNow Services, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 3, 2017

Physical address of issuer
245 5th Avenue 6th Floor, New York, NY 10016

Website of issuer
None

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$642,574.00	$952,742.00
Cash & Cash Equivalents	$703,739.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$738,678.00	$952,742.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$96,104.00	$0.00


May 17, 2019

FORM C-AR/A

(Amendment No. 1)

YouNow Services, LLC




The Company hereby amends its Annual Report on Form C-AR for the year ended December 31, 2018 (the "Annual Report"), originally filed with the Securities and Exchange Commission (the "SEC") on April 29, 2019, through the filing of this Amendment No. 1 (this "Amendment") solely for the purpose of revising certain language in the sections "*Risk Factors*" and "*Business—Description of the Business and Business Plan—Plan to Satisfy the DPA Obligations*" regarding its debt payable by assets agreements (the "Revised Language"). Except for the Revised Language, this Amendment does not amend, update or restate and other items or sections of the Annual Report and this Amendment does not reflect events occurring after the original filing date of the Annual Report.

This Form C-AR/A (including the cover page and all exhibits attached hereto, (the "Form C-AR/A") is being furnished by YouNow Services, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at None no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is May 17, 2019.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibits hereto.

YouNow Services, LLC (the "Company") is a Delaware Limited Liability Company, formed on December 3, 2017.

The Company is located at 245 5th Avenue 6th Floor, New York, NY 10016.

The Company does not have a website.

Summary of the Business

We are a wholly-owned subsidiary of YouNow, Inc. Under the exemption from the requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") provided by Title III of the Jumpstart our Business Startups Act ("Regulation CF"), we entered into a series of Debt Payable by Asset agreements ("DPAs") pursuant to which we raised an aggregate of approximately $713,543, net of already-issued refunds, as of December 31, 2018. The total amount raised, prior to already-issued refunds, was $1,070,000. Our sole business activity consists of the holding and repayment of these DPAs. We have no source of revenue outside of the purchase of the DPAs by investors. We have no operations other than the holding and repayment of these DPAs. During 2018, we repaid $331,322 to 274 DPA holders in U.S. dollars pursuant to refunds. As of March 28, 2019, we repaid $25,136 to 15 DPA holders in 2019, in U.S. dollars pursuant to refunds. Under the terms of the DPAs, the remaining DPAs may be satisfied by either our delivery of 6,879,823 digital tokens (the "Props Tokens") or payment in cash.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have limited operations, limited operating history and no current revenue streams.

We are a wholly-owned subsidiary of YouNow, Inc., and our sole business activity consists of holding DPAs purchased by investors pursuant to which we raised an aggregate of approximately $713,543, net of already-issued refunds, as of December 31, 2018. The total amount raised, prior to already-issued refunds, was $1,070,000. We have no source of revenue outside of the purchase of the DPAs by investors. We have no operations other than the holding and repayment of these DPAs. During 2018, we repaid $331,322 to 274 DPA holders in U.S. dollars pursuant to refunds. As of March 28, 2019, we repaid $25,136 to 15 DPA holders in 2019, in U.S. dollars pursuant to refunds. Lenders under the DPAs have the right to at any time require that we return up to 80% of the amount raised under each agreement before the second anniversary of the issuance of a DPA. In aggregate, 80% of the proceeds from the sale of these DPAs, or $570,834 is subject to this return right as of March 28, 2019.

You may receive only the amount of your initial purchase price of the DPAs in cash, and may never receive Props Tokens or any interest.

Under the terms of the DPAs, repayments may be made in the forms of Props Tokens or cash, with interest in certain circumstances. The determination as to whether our obligations may be settled by delivery of Props Tokens or payment of cash is set out in the DPAs, and is based in part upon our ownership or control of a certain amount of Props Tokens. Until we have ownership or control of a number of Props Tokens adequate to satisfy certain percentages of our repayment obligations under the DPAs, we can at any time repurchase the DPAs for their initial purchase price. If and when we have ownership or control of a sufficient number of Props Tokens, we are required to make our repayment obligations by the delivery of the Props Tokens. If we do not have such ownership or control of Props Tokens, our repayment obligations must be satisfied by cash payments. In order for us to deliver Props Tokens as repayment for the DPAs, we must have a digital wallet address for the DPA holder. Should we be in a position to deliver Props Tokens as repayment, and should a DPA holder not provide a digital wallet address, we would terminate that holder's DPA by exercising our right to refund the holder the full purchase price in cash. It is therefore possible that you may never receive Props Tokens or any interest on your purchase of the DPAs, and will only receive a refund of your full purchase price in cash.

We may have to repay all or the majority of the funds raised through the sale of the DPAs.

Under the terms of the DPAs, we may be required to repay in cash most or all of the funds raised through the sale of the DPAs. Purchasers of the DPAs have the right to at any time require that we return up to 80% of the amount raised under each agreement before the second anniversary of the issuance of a DPA. In aggregate, 80% of the proceeds from the sale of the DPAs, or $570,834 is subject to this return right as of March 28, 2019. In addition, the terms of the DPAs state that repayments must be made in the forms of Props Tokens or cash no later than three years from the issuance date of a DPA.

If and when we have ownership or control of a sufficient number of Props Tokens, we are required to make our repayment obligations by the delivery of the Props Tokens. Should we be in a position to repay the DPAs through an issuance of Props Tokens, prior to any issuance of Props Token the holders of the DPAs will receive an offering circular or similar document that will provide them with all material information and risks regarding the Props Tokens. However, if we do not have such ownership or control of Props Tokens by three years from the issuance date of a DPA, our repayment obligations must be satisfied by cash payments. In addition, even if we were able to offer Props Tokens to a DPA holder in satisfaction of the DPAs, the DPA holder has the right to not accept the Props Tokens. Prior to distributing Props Tokens, we must notify the DPA holder of our intention to distribute Props Tokens and the DPA holder has 14 days to provide us with the holder's digital wallet address. Should the DPA holder not provide us with a wallet address, we would be technologically unable to deliver Props Tokens and therefore could choose to repay the DPA holder the full amount of the DPA holder's purchase price in cash. In addition, even if a DPA holder provides us with a wallet address, they may withdraw the wallet address within 48 hours after the qualification of an offering circular for the Props Tokens, and if they were to withdraw the wallet address, we could choose to repay the DPA holder the full amount of the DPA's purchase price in cash. It is therefore possible that, even if we were in a position to settle the DPAs with Props Tokens, all DPA holders may refuse to provide us with digital wallet addresses, or may withdraw their digital wallet addresses, and we would then have to settle all the DPAs in cash. Should we be required to repay most or all of the funds raised through the sale of the DPAs due to such cash repayments, we would no longer have any source of capital.

We believe that any Props Tokens used to repay the DPAs will be treated as securities, and therefore we would be required to register such Props Tokens in accordance with the Securities Act or find and rely on an exemption from such registration.

We anticipate that any Props Tokens used to repay the DPAs would be treated as securities under the federal and state securities laws of the United States, and under the laws of certain foreign jurisdictions for the foreseeable future. Therefore, if we were able to repay the DPAs with Props Tokens, we believe that we would need to either register such Props Tokens in accordance with the Securities Act, or find and rely on an exemption from such registration. Alternatively, we may choose to assign the DPAs to YouNow, Inc., and YouNow, Inc. would then need to register the Props Tokens in accordance with the Securities Act or find and rely on an exemption from such registration. If we are not able to register the Props Tokens, find an exemption from registration for the Props Tokens or assign the DPAs to YouNow, Inc., you may receive only cash back in return for your purchase of the DPAs, and you may not receive any interest. Under the terms of the DPAs, until we have ownership or control of a number of Props Tokens adequate to satisfy certain percentages of its repayment obligations under the DPAs, we can at any time repurchase the DPAs for their initial purchase price in cash..

We may face litigation or liability in connection with the use of Props Tokens to repay the DPAs, in possible violation of federal and state securities laws.

We have taken the position that any offering of Props Tokens pursuant to the DPAs in December 2017 was also exempt under Regulation CF in connection with the offering of the DPAs and that, if permitted according to the terms of the DPAs, we may deliver freely tradeable Props Tokens pursuant to the DPAs. The sale of the DPAs was, however, subject to a number of ambiguities and uncertainties. For example, while the DPAs are each dated June 2018 pursuant to each agreement's countersignature by us, this appears to have been an administrative error; the DPA offering was launched in December 2017 and met its funding goal in December 2017, but there was a delay in appending our electronic signature to the DPAs. Further, the Form C that was filed in connection with the Regulation CF offering of DPAs did not explicitly address the Props Tokens issuable pursuant to the DPAs as a type of security being offered and instead only referenced "Debt Securities" as the type of security being offered. If investors, the SEC, or state regulators were to disagree with our position that an offering of Props Tokens pursuant to the DPAs was also exempt under Regulation CF in connection with the offering of the DPAs, it is possible we could be subject to private litigation or enforcement actions by the SEC or state regulators.

If we were to be able to repay the DPAs with Props Tokens, the actual value of any Props Tokens we may issue as repayment may be substantially less than the Token Valuation as set out in the DPAs.

In accordance with the DPAs, repayments may be made in the forms of Props Tokens or cash, with interest in certain circumstances. The determination as to whether our obligations may be settled by delivery of Props Tokens or payment of cash is set out in the DPAs, and is based in part upon our ownership or control of a certain amount of Props Tokens. Should we be in a position to repay the DPAs through an issuance of Props Tokens, prior to any issuance of Props Token the holders of the DPAs will receive an offering circular or similar document that will provide them with all material information and risks regarding the Props Tokens. Under the DPAs, any Props Tokens issued as repayment for the DPAs are to be valued at the undiscounted price set by YouNow, Inc. for purposes of a public token offering (the "Token Valuation"). It is possible that the actual value of any Props Tokens may be substantially less than the Token Valuation. The Token Valuation may bear no relationship to our or YouNow, Inc.'s book or asset values or to any other established criteria for valuing securities. Because this price may not be based upon an independent valuation, the price may not be indicative of the proceeds that you could receive upon a commercial sale of the Props Tokens. Further, the Token Valuation could be significantly more than the price at which the Props Tokens would trade if they were to be listed on an exchange or actively traded by broker-dealers. Therefore, it is possible that the actual value of such Props Tokens received by purchasers of the DPAs may be substantially less than the Token Valuation as set out in the DPAs.

Your DPAs may be subject to various transfer restrictions and you may not be able to freely transfer your DPAs.

The DPAs may not be offered, sold or otherwise transferred, pledged or hypothecated, except as permitted under the Securities Act and applicable state securities laws. All transfers of the DPAs must either be registered with the Securities and Exchange Commission or exempt from the requirements to register the transaction. The transfers of the DPAs have not been registered under the Securities Act or the securities laws of any state, nor do we have any plans to register such transfers, and as a result, any transfer of a DPA must be exempt from the registration requirements of the Securities Act.

In general, DPA holders may be able to transfer a DPA to "accredited investors," as defined in Rule 501 of Regulation D under the Securities Act, pursuant to an exemption from registration requirements under the Securities Act.

We believe, however, that DPA holders may not be able to freely transfer a DPA to non-accredited investors in compliance with the federal securities laws. Under the federal securities laws, the DPAs are deemed to be "restricted securities," which means they generally may not be freely traded. In general, Rule 144 would permit the DPAs to become freely tradeable a year and a day after they were purchased. Under Rule 144, however, this one year period does not begin to run until the holder takes complete risk of the ownership of the security (here, the DPA). Because, as described above under "—Description of the Business and Business Plan," each DPA holder has the right at any time require that we return up to 80% of the amount raised under a DPA before the second anniversary of the issuance of that DPA, there is a risk that the one year holding period has not begun to run, and that the DPAs remain restricted securities that are not freely tradeable under the safe harbor in Rule 144. As a result, even if you are able to find another person willing to purchase a DPA, you may not be able to freely transfer the DPA to that person, if she is not an "accredited investor."

In addition, certain details regarding our DPA offering were subject to ambiguities and uncertainties that may further restrict your ability to transfer the DPAs. Through potential administrative oversight, the DPAs were each dated June 2018 pursuant to each agreement's countersignature by YouNow Services, even while the DPA offering was launched in December 2017 and met its funding goal in December 2017. While we believe that the DPAs are properly dated as of their issuance in December 2017, it is possible that—notwithstanding the above-described potential tolling of the holding period under Rule 144—the holding period did not begin to run until June 2018, which would thereby result in free transferability only in June 2019.

BUSINESS

Description of the Business and Business Plan

We are a wholly-owned subsidiary of YouNow, Inc. We have entered into DPAs with investors pursuant to which we raised an aggregate of approximately $713,543, net of already-issued refunds, as of March 28, 2019. The total amount raised, prior to already-issued refunds, was $1,070,000.

Previously our business activity consisted of providing various consulting services to YouNow, Inc. and other companies in the blockchain industry. At the time of our formation, YouNow, Inc. owned 80% of our equity and Crowd Include, LLC owned 20% of our equity. Upon YouNow, Inc.'s purchase of Crowd Include, LLC's 20% of our equity in December 2018, our consulting services ended and were not renewed, and we do not anticipate that we will provide such services again. Currently our business activity consists solely of the holding and repayment of the DPAs. During 2018, we repaid $331,322 to 274 DPA holders in U.S. dollars pursuant to refunds as described below. As of March 28, 2019, we repaid $25,136 to 15 DPA holders in 2019, in U.S. dollars pursuant to refunds as described below. Lenders under the DPAs have the right to at any time require that we return up to 80% of the amount raised under each agreement before the second anniversary of the issuance of a DPA. In aggregate, 80% of the proceeds from the sale of these DPAs, or $570,834, is subject to this early repayment right as of March 28, 2019.

Plan to Satisfy the DPA Obligations

In accordance with the DPAs, repayments may be made in the form of Props Tokens or cash, with interest in certain circumstances. The determination as to whether our obligations may be settled by delivery of Props Tokens or payment of cash is set out in the DPAs, and is based in part upon our ownership or control of a certain amount of Props Tokens. Until we have ownership or control of a number of Props Tokens adequate to satisfy certain percentages of its repayment obligations under the DPAs, we can at any time repurchase the DPAs for their initial purchase price, and as discussed above, each DPA holder can tender their DPA to us for 80% of the purchase price. If and when we have ownership or control of a sufficient number of Props Tokens, we are required to make its repayment obligations by the delivery of the Props Tokens, except as discussed below. If we do not have such ownership or control of Props Tokens, its repayment obligations must be satisfied by cash payments.

The number of Props Tokens issuable pursuant to the DPAs will be determined, pursuant to the terms of the DPAs, by the amount of each investor's purchase price, plus interest in an amount equal to 20% of the purchase price, divided by $0.1369. In March 2018, however, we offered to the DPA investors a cash payment in rescission of their DPA purchases or, alternatively, a 10% bonus on the number of Props Tokens each DPA holder was previously entitled to receive pursuant to the DPA's terms. As a result of this bonus, should we be able to issue Props Tokens as repayment for the DPAs, we would issue the number of Props Tokens equal to 110% of the amount of each investor's purchase price, plus interest in an amount equal to 20% of the purchase price, divided by $0.1369, to each DPA investor who did not elect a cash payment in rescission of their DPA purchase or did not seek early repayment of their DPA in cash. As adjusted per the increased interest rate and net of all refunds already issued, as of March 28, 2019, the DPAs may now be satisfied by either our delivery of, in aggregate, 6,879,823 Props Tokens, including the bonus Props Tokens, or payment in cash. As a result of the Props Tokens to be paid in interest and the Props Tokens to be paid as bonus Props Tokens, the weighted average price of each Props Token distributed to a DPA holder is $0.1037 per Props Token. As of December 31, 2018, our obligations under these agreements could have been satisfied by YouNow Services' delivery of, in aggregate, 7,122,181 Props Tokens or payment of cash.

History of the Business

We were formed on December 3, 2017. At the time of our formation, YouNow, Inc. owned 80% of the equity of us and Crowd Include, LLC owned 20% of the equity of us. In December 2018, YouNow, Inc. purchased the 20% equity interest held by Crowd Include, LLC in exchange for consideration of $100, pursuant to the terms of an operating agreement dated December 4, 2017. We are now a wholly-owned subsidiary of YouNow, Inc.

The Company's Products and/or Services

Due to the nature of our business activities, we do not have any products. Our services are the holding and repayment of the DPAs.

Competition

Due to the nature of our business activities, we do not have any competitors.

Supply Chain and Customer Base

Due to the nature of our business activities, we do not have any suppliers or customers.

Intellectual Property

We do not hold or utilize any intellectual property.

Governmental/Regulatory Approval and Compliance

In accordance with the terms of DPAs, repayments of the DPAs may be made in the forms of Props Tokens or cash. We anticipate that if we were in a position to repay the DPAs with Props Tokens, any Props Tokens used to repay the DPAs would be treated as securities under the federal and state securities laws of the United States, and under the laws of certain foreign jurisdictions for the foreseeable future. Therefore, if we were in a position to repay the DPAs with Props Tokens, we believe that we would need to either register such Props Tokens in accordance with the Securities Act, or find and rely on an exemption from such registration. Alternatively, we may choose to assign the DPAs to YouNow, Inc., and YouNow, Inc. would then need to register the Props Tokens in accordance with the Securities Act or find and rely on an exemption from such registration. Should we be in a position to repay the DPAs through an issuance of Props Tokens, prior to any issuance of Props Token the holders of the DPAs will receive an offering circular or similar document that would provide them with all material information and risks regarding the Props Tokens.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
YOUNOW INC	YouNow Inc. operates a technology platform that enables users to discover talented broadcasters, watch live streams, and video chat live with people from around the world. Its platform can be accessed through iOS and Android, and the web.	6	$0.00

Other

The Company's principal address is 245 5th Avenue 6th Floor, New York, NY 10016

DIRECTORS, OFFICERS AND EMPLOYEES

Members of YouNow Services, LLC

The members of YouNow Services, LLC are listed below along with all positions and offices held at YouNow Services, LLC and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adi Sideman

All positions and offices held with YouNow Services, LLC and date such position(s) was held with start and ending dates and principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Adi Sideman is the Managing Member of YouNow Services, LLC and the Founder, President and Chief Executive Officer of YouNow, Inc., and a member of its board of directors. Mr. Sideman is an entrepreneur in participatory media, with more than 20 years of experience creating applications and companies in the user-generated video space. Prior to YouNow Services, LLC and YouNow, Inc., Adi produced the first-ever animated ads on AOL and created more than 30 online games for major studio franchises. In 1999, he founded the interactive media technology firm Oddcast, which continues to develop interactive media applications such as "Elf Yourself". In 2005, Adi co-founded KSolo, the first online karaoke service (acquired by Fox Interactive/MySpace) and, in 2006, Adi co-founded audio ad network TargetSpot, a joint venture with CBS (acquired by Radionomy).

Education

Mr. Sideman attended graduate school at the Interactive Telecommunications Program at NYU's Tisch School of the Arts and received his undergraduate degree from NYU Film School.

Indemnification

Indemnification is authorized by the Company for its directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no (0) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100
Voting Rights	All members vote with their membership interests. The Managing Member may act unanimously unless provided otherwise in the operating agreement except with regard to securities offerings.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a

The Company has the following debt outstanding:

Type of debt	Debt Payable by Assets
Name of creditor	793 individual lenders
Amount outstanding	$738,678.00
Interest rate and payment schedule	Repayment in PROPs tokens will incur interest of 20% during the first two years of the loan. The value of the tokens with respect to any partial or full satisfaction of the DPA agreements will be based on an undiscounted price equal to the price offered to the general public on the first public sale of the tokens on an established decentralized blockchain. Repayment in cash prior to the second anniversary of the loan will incur no interest. Repayment in cash after the second anniversary of the loan will incur interest of 1.5% per annum.
Amortization schedule	
Describe any collateral or security	
Maturity date	The loan matures on the third anniversary of the DPA agreement.
Other material terms	

The total amount of outstanding debt of the company is $738,678.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Debt Payable by Assets		$1,070.00	Holding for possible future asset acquisition.	December 11, 2017	Regulation CF

Ownership

YouNow Services, LLC is a wholly owned subsidiary of YouNow, Inc.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below, along with the amount they own.

Name	Percentage Owned
YouNow Inc.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

We are a wholly-owned subsidiary of YouNow, Inc. We entered into DPAs with investors pursuant to which we raised an aggregate of approximately $713,543, net of already-issued refunds, as of March 28, 2019. The total amount raised, prior to already-issued refunds, was $1,070,000.

Our sole business activity consists of the holding and repayment of these DPAs. During 2018, we repaid $331,322 to 274 DPA holders in U.S. dollars pursuant to refunds as described below. As of March 28, 2019, we repaid $25,136 to 15 DPA holders in 2019, in U.S. dollars pursuant to refunds as described below. Lenders under the DPAs have the right to at any time require that we return up to 80% of the amount raised under each agreement before the second anniversary of the issuance of a DPA. In aggregate, 80% of the proceeds from the sale of these DPAs, or $570,834, is subject to this early repayment right as of March 28, 2019.

Liquidity and Capital Resources

On December 11, 2017, we entered into a series of DPAs pursuant to which we raised an aggregate of approximately $713,543, net of already-issued refunds, as of December 31, 2018.

We do not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

We do not intend to make any material capital expenditures in the future.

As of March 28, 2019, we raised an aggregate of approximately $713,543, net of already-issued refunds, from the sale of the DPAs. The DPAs may be satisfied by either our delivery of, in aggregate, 6,879,823 Props Tokens or payment in cash. Lenders under the DPAs have the right to at any time require that we return up to 80% of the amount raised under each agreement before the second anniversary of the issuance of a DPA. 80% of the proceeds, or $570,834, is subject to such an early repayment right.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR/A and should be reviewed in their entirety. Our financial statements are attached hereto as Exhibit A.

Restrictions on Transfer

While certain details regarding our DPA offering were subject to uncertainties or terms that could affect whether the DPAs or the Props Tokens delivered pursuant to the DPAs would be deemed to be freely transferrable pursuant to Rule 144 of the Securities Act, we have taken the position that the DPAs are freely transferrable under the federal securities laws and that, if YouNow were to deliver Props Tokens pursuant to the DPAs, any Props Tokens deliverable pursuant to the DPAs would also be freely transferable under the federal securities laws.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	YouNow, Inc.
Relationship to the Company	Majority Owner
Total amount of money involved	$100.00
Benefits or compensation received by related person	YouNow, Inc. purchased the 20% equity interest in YouNow Services, LLC held by Crowd Include, LLC in exchange for consideration of $100, pursuant to the terms of an operating agreement dated December 4, 2017.
Benefits or compensation received by Company	None
Description of the transaction	YouNow, Inc. purchased the 20% equity interest in YouNow Services, LLC held by Crowd Include, LLC in exchange for consideration of $100, pursuant to the terms of an operating agreement dated December 4, 2017. Should YouNow Services, LLC assign the DPAs to YouNow, Inc. and YouNow, Inc. hold a public token offering, YouNow, Inc. may dissolve YouNow Services, LLC and, upon such dissolution, would issue $10,000 worth of Props Tokens, valued at the then-current valuation, to Crowd Include, LLC.

Related Person/Entity	YouNow, Inc.
Relationship to the Company	Majority Owner
Total amount of money involved	$0.00
Benefits or compensation received by related person	YouNow, Inc. will receive cash in return for Props Tokens if the option is exercised.
Benefits or compensation received by Company	We will receive cash or Props Tokens worth $20,000 if the transaction is completed.
Description of the transaction	The Company has entered into an option to purchase Props Tokens from YouNow, Inc. (the managing member) in the event that YouNow, Inc. has a Public Token Offering.

Conflicts of Interest

Other than the related person transactions described above, to the best of our knowledge we have not engaged in any transactions or relationships which may give rise to a conflict of interest with us, our operations or our security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

YouNow Services, LLC
(Issuer)

By

/s/ Adi Sideman
(Signature)

Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adi Sideman
(Signature)

Managing Member (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
(Title)

May 17, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements

<u>Certification of Financial Statements</u>

I, Adi Sideman, the Managing Member of YouNow Services, LLC, hereby certify that the financial statements of YouNow Services, LLC included in this Form C-AR/A are true and complete in all material respects.

/s/ Adi Sideman
Name: Adi Sideman
Title: Managing Member